File No.  69-418



                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.


                                   FORM U-3A-2

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                          ENERGY CORPORATION OF AMERICA
--------------------------------------------------------------------------------
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

               Claimant:
               ---------

                    Energy Corporation of America
                    4643 South Ulster Street, Suite 1100
                    Denver, Colorado 80237


               The Claimant is a privately held West Virginia corporation engaged in operating a natural gas distribution system in the Mid-Atlantic area and oil and gas operations in the Rocky Mountain and Appalachian Basins. The Claimant also is engaged in the exploration of oil and natural gas in other parts of the United States and New Zealand. The common stockholders of Claimant are as follows: John Mork and Julie Mork (as joint tenants with right of survivorship), Julie Mork, F. H. McCullough, III and Kathy L. McCullough (as joint tenants with right of survivorship), J. Michael Forbes (Trustee for

               Alison P. Mork), J. Michael Forbes (Trustee for Kyle M. Mork), A.
          C. Nielsen, Jr., L. B. Curtis and Rose A. Curtis (Co-Trustees of the Curtis Family Revocable Trust), K. W. Brill, Joseph E. Casabona, Thomas R. Goodwin, H. Laban White, Richard E. Heffelfinger, J. Michael Forbes, Donald C. Supcoe, Pamela Gates, J. J. Dorgan, ECA Foundation, Peter H. Coors, Gaston Caperton, David L. Curtis, Jennifer Swanson, Leslie McCullough Trust, Meredith McCullough Trust, Kristin McCullough Trust and Katherine F. McCullough Trust. The Claimant also has nonvoting Class A Stock that has been issued to employees of the Claimant and its subsidiaries and to common stockholders.

               Subsidiaries of the Claimant:
               -----------------------------

               A.   Eastern Systems  Corporation
                    414 Summers Street
                    Charleston, West Virginia 25301

               Eastern   Systems   Corporation   ("ESC")  is  a  West   Virginia
          corporation, wholly owned by Claimant. It is the holding company for Mountaineer Gas Company.

                    i.   Mountaineer Gas Company
                         414 Summers Street
                         Charleston, West Virginia 25301

                    Mountaineer Gas Company  ("Mountaineer")  is a West Virginia
               corporation, wholly owned by ESC, engaged in the distribution of natural gas in the State of West Virginia through a 3,900 mile distribution system, principally in Charleston, Beckley, Huntington and Wheeling, West Virginia. Mountaineer is a public gas utility.

                         1.   Mountaineer Gas Services, Inc.
                              414 Summers Street
                              Charleston, West Virginia 25301

                         Mountaineer  Gas  Services,  Inc.  is a  West  Virginia
                    corporation, wholly owned by Mountaineer, engaged primarily in producing and marketing natural gas to Mountaineer.

                         2.   Mapcom Systems, Inc.
                              7345 Whitepine Road
                              Richmond, Virginia 23237

                         Mapcom Systems, Inc. is a Virginia corporation,  wholly
                    owned  by   Mountaineer,   engaged  in   automated   mapping
                    facilities management and geographic information systems software development and services.

                    B.   Eastern American Energy Corporation
                         501 56th Street
                         Charleston, West Virginia 25304

                    Eastern American Energy Corporation  ("Eastern American") is
               a West Virginia corporation, wholly owned by Claimant, primarily engaged in the exploration, development, production, transportation and marketing of natural gas primarily within the Appalachian Basin states of West Virginia and Pennsylvania. Eastern American also has properties in Virginia, Ohio and New York.

                         i.   Natural Gas Transportation Company
                              501 56th Street
                              Charleston, West Virginia 25304

                         Natural Gas  Transportation  Company  ("NGT") is a West
                    Virginia corporation, wholly owned by Eastern American. NGT builds compressed natural gas stations and provides compressed natural gas as an alternative motor vehicle fuel.

                         ii.  Eastern Marketing Corporation
                              501 56th Street
                              Charleston, West Virginia 25304

                         Eastern  Marketing   Corporation  is  a  West  Virginia
                    corporation, wholly owned by Eastern American. Eastern Marketing Corporation markets the majority of Eastern American's natural gas. Eastern Marketing Corporation also buys, sells and markets gas from other third party producers, marketers and end users through the United States.

                         iii. Eastern Capital Corporation
                              501 56th Street
                              Charleston, West Virginia 25304

                         Eastern   Capital   Corporation   is  a  West  Virginia
                    corporation, wholly owned by Eastern American, which was incorporated in 1992 for the purpose of encouraging and assisting in the creation, development and expansion of West Virginia business by making available venture capital.

                         iv.  Eastern Pipeline Corporation
                              501 56th Street
                              Charleston, West Virginia 25304

                         Eastern   Pipeline   Corporation  is  a  West  Virginia
                    corporation, wholly owned by Eastern American, which owns two gathering systems in West Virginia. The largest of these systems is the Eastern Pipeline System which consists of approximately seventy-five (75) miles of eight (8) inch pipeline and three hundred (300) miles of gathering system.

                         v.   Eastern Exploration Corporation
                              501 56th Street
                              Charleston, West Virginia 25304

                         Eastern  Exploration  Corporation  is a  West  Virginia
                    corporation, wholly owned by Eastern American, which was incorporated primarily as a non-recourse-financing vehicle for its annual drilling programs. The majority of the assets of Eastern Exploration Corporation have been conveyed to Eastern American; however, Eastern Exploration Corporation still owns an interest in approximately forty-six (46) wells in the state of West Virginia.

                         vi.  Allegheny & Western Energy Corporation
                              501 56th Street
                              Charleston, West Virginia 25304

                         Allegheny & Western Energy Corporation ("Allegheny") is
                    a West Virginia corporation, wholly owned by Eastern American, primarily engaged in the operation and management of oil and gas producing properties located in the Appalachian Basin state of West Virginia. Allegheny owns interests in these properties either directly or through joint ventures or partnerships with third parties.

                              1.   Gas Access Systems, Inc.
                                   501 56th Street
                                   Charleston, West Virginia 25304

                              Gas  Access  Systems,  Inc.  is  a  West  Virginia
                         corporation, wholly owned by Allegheny, engaged in the marketing of natural gas directly to end-users primarily in the State of West Virginia.

                    C.   Westech Energy Corporation
                         4643 South Ulster Street  Suite 1190
                         Denver, Colorado 80237

                    Westech Energy Corporation,  a Colorado corporation,  wholly owned by Claimant, is an oil and gas exploration and development company.

                    D.   Westech Energy New Zealand Limited
                         4643 South Ulster Street  Suite 1190
                         Denver, Colorado   80237

                    Westech   Energy   New   Zealand   Limited   ("WENZL")   was
               incorporated in June, 1995 under the laws of New Zealand under the name of Energy Corporation of New Zealand Limited and is wholly owned by the Claimant. Energy Corporation of New Zealand Limited changed its name to Westech Energy New Zealand Limited on February 19, 1996. WENZL holds a 50 percent interest in one petroleum prospecting license and four petroleum exploration permits covering acreage located in the North Island, New Zealand.

                    E.   Westside Acquisition Corporation
                         4643 South Ulster Street  Suite 1100
                         Denver, Colorado   80237

                    Westside Acquisition  Corporation is a Colorado corporation, wholly owned by Claimant, whose primary asset was an interest in a limited liability corporation that has certain oil producing properties (located in Los Angeles County, California) that has subsequently been transferred to Western Energy Corporation.

         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

                    Oil  and  gas  producing   facilities  at  Mountaineer   Gas
               Services,  Inc.  are  located  in  Kanawha,  Cabell  and  Jackson
               Counties, West Virginia. These facilities include wellhead equipment, gas gathering lines and associated equipment and compression equipment.

                    The gas  distribution  facilities of  Mountaineer  cover the main population centers of the state of West Virginia and includes pipelines, regulators, meters and other equipment needed for distribution. Gas purchased from suppliers is received from interstate pipelines, including Columbia Gas Transmission Corporation and Tennessee Gas Pipeline, and other sources at points within the State of West Virginia. Suppliers for the last calendar year include Engage Energy, L.P., Equitable Resources Marketing Company, Texaco Gas Marketing, Noble Gas Marketing, Valero Gas Marketing, Eastern Marketing Corporation, Eastern American and Coral Energy, L.P.


         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of kwh and related revenues of electric energy sold (at retail or wholesale), and Mcf. and related revenues of natural and manufactured gas distributed at retail.

                    21,364,033 Mcf          $141,857,740

          (b) Number of kwh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                         None

          (c) Number of kwh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                         None

          (d) Number of kwh and related cost of electric energy and Mcf. and related cost of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                    17,669,885 Mcf          $40,021,953

         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                    Not applicable.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                    Not applicable.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                    Not applicable.

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                    Not applicable.

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                    Not applicable.

                                    EXHIBIT A

         A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year is attached hereto as Exhibit A.


                                    EXHIBIT B

         A Financial Data Schedule is attached hereto as Exhibit B.


                                    EXHIBIT C

                                 Not applicable.

The above-named Claimant has caused this statement to by duly executed on its behalf by its authorized officer on this 26th day of February, 1999.


                                       ENERGY CORPORATION OF AMERICA
                                       -----------------------------
                                             (Name of claimant)



                                       By: /s/ JOHN MORK
                                          ------------------------------------
                                       Name:  John Mork
                                       Title: President, Chief Executive Officer



CORPORATE SEAL

Attest:



/s/ DONALD C. SUPCOE
------------------------------------
Name:   Donald C. Supcoe
Title:  Secretary



Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Isobel Allan
Vice President Finance
Energy Corporation of America
4643 South Ulster Street, Suite 1100
Denver, Colorado   80237

EXHIBIT A

                                         ENERGY CORPORATION OF AMERICA
                                        CONSOLIDATING INCOME STATEMENTS
                                 FOR THE CALENDAR YEAR ENDED DECEMBER 31, 1998
                                                   UNAUDITED

                                          ECA               EAEC            WESTECH           WENZL             WAC
                                          ---               ----            -------           -----             ---
REVENUES:
Utility gas sales & transportation              --               --              --               --               --
Gas marketing & pipeline sales                  --      $ 109,353,348            --               --               --
Oil & gas sales                                 --         19,037,203    $    461,277             --               --
Well operations & service                       --          5,983,525         771,635             --               --
Other revenues                         $  18,969,023       30,037,801            --               --               --
                                       -------------    -------------   -------------    -------------    -------------
Total revenues                            18,969,023      164,411,877       1,232,912             --               --
                                       -------------    -------------   -------------    -------------    -------------

COSTS AND EXPENSES:
Utility gas purchased                           --               --              --               --               --
Gas marketing & pipeline cost                   --        108,626,076            --               --               --
Field & lease operating                         --          7,947,202         234,676          285,541             --
Utility operations & maintenance                --               --              --               --               --
General & administrative                   3,788,473        5,087,444       1,164,558          100,490           12,608
Taxes other than income                      150,208          656,572          27,479             --                 35
Depletion, depr., amortiz.-O&G                  --          7,564,356         193,093             --               --
Depletion, depr., amortiz.-other             302,240        2,787,338          68,223           11,123             --
Impairment & exploratory costs                  --          2,672,667       4,286,934        2,683,514             --
                                       -------------    -------------   -------------    -------------    -------------
Total operating expenses                   4,240,921      135,341,655       5,974,963        3,080,668           12,643
                                       -------------    -------------   -------------    -------------    -------------

INCOME FROM OPERATIONS                    14,728,102       29,070,222      (4,742,051)      (3,080,668)         (12,643)

OTHER (INCOME) EXPENSE:
Interest                                  19,875,647          185,032            --               --               --
Gain on sale of property                       2,042        1,062,835        (934,074)            --               --
Other (income) expense                      (523,995)       1,073,133       1,080,028           13,574           92,581
                                       -------------    -------------   -------------    -------------    -------------

INCOME BEFORE INC TAXES & MIN. INT.       (4,625,592)      26,749,222      (4,888,005)      (3,094,242)        (105,224)

Provision for income taxes                (8,360,656)       9,650,715      (2,113,867)            --           (301,514)
Minority interest                               --               --              --               --               --
                                       -------------    -------------   -------------    -------------    -------------

NET INCOME (LOSS)                      $   3,735,064    $  17,098,507   $  (2,774,138)   $  (3,094,242)   $     196,290
                                       =============    =============   =============    =============    =============

                                      ENERGY CORPORATION OF AMERICA
                                     CONSOLIDATING INCOME STATEMENTS
                              FOR THE CALENDAR YEAR ENDED DECEMBER 31, 1998
                                           UNAUDITED (continued)

                                           ESC              TOTAL          ELIMS          CONSOLIDATED
                                           ---              -----          -----          ------------
REVENUES:
---------
Utility gas sales & transportation     $ 151,744,270    $ 151,744,270            --      $ 151,744,270
Gas marketing & pipeline sales             9,439,435      118,792,783            --        118,792,783
Oil & gas sales                            3,984,884       23,483,364            --         23,483,364
Well operations & service                       --          6,755,160            --          6,755,160
Other revenues                             1,536,359       50,543,183    $(18,969,023)      31,574,160
                                       -------------    -------------    -------------    ------------
Total revenues                           166,704,948      351,318,760     (18,969,023)     332,349,737
                                       -------------    -------------   -------------    -------------

COSTS AND EXPENSES:
Utility gas purchased                     77,421,133       77,421,133            --         77,421,133
Gas marketing & pipeline cost              8,940,087      117,566,163            --        117,566,163
Field & lease operating                    1,161,129        9,628,548            --          9,628,548
Utility operations & maintenance          22,474,566       22,474,566            --         22,474,566
General and administrative                14,615,725       24,769,298        (720,000)      24,049,298
Taxes other than income                   13,373,216       14,207,510            --         14,207,510
Depletion, depr., amortiz.-O&G               460,478        8,217,927            --          8,217,927
Depletion, depr., amortiz.-other           9,966,312       13,135,236            --         13,135,236
Impairment & exploratory costs                  --          9,643,115            --          9,643,115
                                       -------------    -------------   -------------    -------------
Total operating expenses                 148,412,646      297,063,496        (720,000)     296,343,496
                                       -------------    -------------   -------------    -------------

INCOME FROM OPERATIONS                    18,292,302       54,255,264     (18,249,023)      36,006,241

OTHER (INCOME) EXPENSE:
Interest                                   6,401,216       26,461,895            --         26,461,895
Gain on sale of property                        --            130,803            --            130,803
Other (income) expense                      (111,749)       1,623,572            --          1,623,572
                                       -------------    -------------   -------------    -------------

INCOME BEFORE INC TAXES & MIN. INT.       12,002,835       26,038,994     (18,249,023)       7,789,971

Provision for income taxes                 4,961,539        3,836,217            --          3,836,217
Minority interest                               --               --           218,690          218,690
                                       -------------    -------------   -------------    -------------

NET INCOME (LOSS)                      $   7,041,296    $  22,202,777   $ (18,467,713)   $   3,735,064
                                       =============    =============   =============    =============

                                         ENERGY CORPORATION OF AMERICA
                                         CONSOLIDATING BALANCE SHEETS
                                            AS OF DECEMBER 31, 1998
                                                   UNAUDITED

                                         ECA             EAEC           WESTECH           WENZL            WAC
                                         ---             ----           -------           -----            ---
                ASSETS:

Cash                              $   3,174,937    $     526,955    $      17,021    $     653,943             --
Accounts receivable                     993,753       12,796,354        1,791,664          421,282             --
Due from affiliates                  37,417,729       (2,651,537)     (30,868,680)      (8,865,552)   $     784,495
Inventory                                  --            447,023             --               --               --
Income tax receivable                (4,574,011)            --          1,521,329             --               --
Deferred income tax                  (4,056,215)            --             29,816             --               --
Prepaid and other                       461,834          792,671            1,686          156,313             --
                                  -------------    -------------    -------------    -------------    -------------
  Total current assets               33,418,027       11,911,466      (27,507,164)      (7,634,014)         784,495
                                  -------------    -------------    -------------    -------------    -------------

Oil and gas properties                2,474,000      192,092,367       15,630,066        2,846,663             --
Utility and transmission plant             --               --               --               --               --
Other property                        3,533,422       18,354,112          382,379           25,518             --
Pipelines                                  --         19,003,456             --               --               --
                                  -------------    -------------    -------------    -------------    -------------
                                      6,007,422      229,449,935       16,012,445        2,872,181             --
Accumulated depreciation               (372,013)     (86,051,634)        (356,051)         (18,469)            --
                                  -------------    -------------    -------------    -------------    -------------
                                      5,635,409      143,398,301       15,656,394        2,853,712             --
                                  -------------    -------------    -------------    -------------    -------------

Investment in affiliate             165,222,058             --               --               --               --
Deferred financing costs              6,408,697             --               --               --               --
Notes receivable                      1,687,769        1,814,595        1,347,748             --               --
Deferred utility charges                   --               --               --               --               --
Deferred income taxes                (1,054,688)         779,930             --               --               --
Other long-term assets                2,666,780        8,208,437           76,845            2,328             --
                                  -------------    -------------    -------------    -------------    -------------
   Total other assets               174,930,616       10,802,962        1,424,593            2,328             --
                                  -------------    -------------    -------------    -------------    -------------

     TOTAL ASSETS                 $ 213,984,052    $ 166,112,729    $ (10,426,177)   $  (4,777,974)   $     784,495
                                  =============    =============    =============    =============    =============

        LIABILITIES AND EQUITY:
Accounts payable                  $   1,963,765    $   9,692,549    $     261,388    $     411,362             --
Current maturities - L/T debt           424,343          160,659             --               --               --
Short-term borrowings                      --               --               --               --               --
Funds held for future distrib.             --          4,869,646            7,259             --               --
Income taxes payable                 (9,149,683)       6,190,609         (162,984)            --      $     843,844
Accrued taxes payable                      --          4,455,860            5,820             --               --
Overrecovered gas costs                    --               --               --               --               --
Other current liabilities             3,983,551             --             (4,520)            --               --
                                  -------------    -------------    -------------    -------------    -------------
   Total current liabilities         (2,778,024)      25,369,323          106,963          411,362          843,844
                                  -------------    -------------    -------------    -------------    -------------

Long-term debt, less current        203,053,891          765,389             --               --               --
Deferred revenue                           --         14,987,731             --               --               --
Deferred income taxes               (12,869,247)      11,700,906             --               --          4,846,292
Other long-term liability                  --          1,056,832       (2,290,160)            --               --
                                  -------------    -------------    -------------    -------------    -------------
   Total long-term liabilities      190,184,644       28,510,858       (2,290,160)            --          4,846,292
                                  -------------    -------------    -------------    -------------    -------------

   Total liabilities                187,406,620       53,880,181       (2,183,197)         411,362        5,690,136

Stockholders equity                  26,577,432      112,232,548       (8,242,980)      (5,189,336)      (4,905,641)

                                  -------------    -------------    -------------    -------------    -------------
TOTAL LIABILITIES AND EQUITY      $ 213,984,052    $ 166,112,729    $ (10,426,177)   $  (4,777,974)   $     784,495
                                  =============    =============    =============    =============    =============

                                         ENERGY CORPORATION OF AMERICA
                                         CONSOLIDATING BALANCE SHEETS
                                            AS OF DECEMBER 31, 1998
                                             UNAUDITED (continued)


                                       ESC              TOTAL            ELIM         CONSOLIDATED
                ASSETS:                ---              -----            ----         ------------


Cash                              $   1,152,417    $   5,525,273             --      $   5,525,273
Accounts receivable                  31,840,399       47,843,452             --         47,843,452
Due from affiliates                   4,183,545             --               --               --
Inventory                                  --            447,023             --            447,023
Income tax receivable                 4,164,596        1,111,914             --          1,111,914
Deferred income tax                   3,706,895         (319,504)            --           (319,504)
Prepaid and other                    21,952,070       23,364,574             --         23,364,574
                                  -------------    -------------    -------------    -------------
  Total current assets               66,999,922       77,972,732             --         77,972,732
                                  -------------    -------------    -------------    -------------

Oil and gas properties                8,877,461      221,920,557             --        221,920,557
Utility and transmission plant      177,227,186      177,227,186             --        177,227,186
Other property                          273,441       22,568,872             --         22,568,872
Pipelines                                  --         19,003,456             --         19,003,456
                                  -------------    -------------    -------------    -------------
                                    186,378,088      440,720,071             --        440,720,071
Accumulated depreciation            (28,107,048)    (114,905,215)            --       (114,905,215)
                                  -------------    -------------    -------------    -------------
                                    158,271,040      325,814,856             --        325,814,856
                                  -------------    -------------    -------------    -------------

Investment in affiliate                    --        165,222,058     (165,222,058)            --
Deferred financing costs              2,625,387        9,034,084             --          9,034,084
Notes receivable                        150,000        5,000,112             --          5,000,112
Deferred utility charges             15,819,099       15,819,099             --         15,819,099
Deferred income taxes                      --           (274,758)            --           (274,758)
Other long-term assets                     --         10,954,390             --         10,954,390
                                  -------------    -------------    -------------    -------------
   Total other assets                18,594,486      205,754,985     (165,222,058)      40,532,927
                                  -------------    -------------    -------------    -------------

     TOTAL ASSETS                 $ 243,865,448    $ 609,542,573    $(165,222,058)   $ 444,320,515
                                  =============    =============    =============    =============

        LIABILITIES AND EQUITY:
Accounts payable                  $  12,484,230    $  24,813,294             --      $  24,813,294
Current maturities - L/T debt              --            585,002             --            585,002
Short-term borrowings                48,576,800       48,576,800             --         48,576,800
Funds held for future distrib.             --          4,876,905             --          4,876,905
Income taxes payable                       --         (2,278,214)            --         (2,278,214)
Accrued taxes payable                 4,355,382        8,817,062             --          8,817,062
Overrecovered gas costs               4,999,535        4,999,535             --          4,999,535
Other current liabilities             7,236,133       11,215,164             --         11,215,164
                                  -------------    -------------    -------------    -------------
   Total current liabilities         77,652,080      101,605,548             --        101,605,548
                                  -------------    -------------    -------------    -------------

Long-term debt, less current         60,000,000      263,819,280             --        263,819,280
Deferred revenue                           --         14,987,731             --         14,987,731
Deferred income taxes                23,215,833       26,893,784             --         26,893,784
Other long-term liability            11,734,414       10,501,086             --         10,501,086
                                  -------------    -------------    -------------    -------------
   Total long-term liabilities       94,950,247      316,201,881             --        316,201,881
                                  -------------    -------------    -------------    -------------

   Total liabilities                172,602,327      417,807,429             --        417,807,429

Stockholders equity                  71,263,121      191,735,144     (165,222,058)      26,513,086

                                  -------------    -------------    -------------    -------------
TOTAL LIABILITIES AND EQUITY      $ 243,865,448    $ 609,542,573    $(165,222,058)   $ 444,320,515
                                  =============    =============    =============    =============